Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on August 23, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON AUGUST 23, 2010
Daily News Brief
August 23, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	Asset-Based Lending Looks Stable – Even Promising – When It Comes to Jobs – eFinancialCareers.com
The asset-based lending industry wasn’t completely immune to the downturn, but it certainly did better than most. Now appears to be in growth mode. [Barry Kastner of TD Bank is quoted.]
2.	What’s New on the Business Scene – The Poughkeepsie Journal (NY)
Bank foundation donates money to Dutchess nonprofit — TD Bank Vice President Tom Curcio recently presented Rebuilding Together Dutchess County Executive Director Christina Boryk with a check for $5,000 from the TD Charitable Foundation.
3.	Trice Health Center Breaks Ground for 2-Story Building - South Florida Times
Officials and residents turned out on July 29 for the groundbreaking ceremony for the Jessie Trice Corporate & Community Health Complex. [TD Bank is mentioned.]
4.	Independent National Bank, Ocala, Florida, Closed By Regulators – ProblemBankList.com
Independent National Bank, Ocala, Florida, was closed today by the Office of the Comptroller of the Currency which appointed the FDIC as receiver. [TD Bank is mentioned.]
5.	Instant-Issue Debit Cards Go Flat – FOXBusiness.com and CreditCard.com
Lost your debit card again? Your local branch can probably issue a new card on the spot, but beware, it looks and feels quite different. [TD Bank is mentioned.]
6.	Former Alpine Inn in Killington Up for Auction - Rutland Herald (VT)
A Killington motel is in the hands of a bank and is being put up for public auction Sept. 17. [TD Bank is mentioned.]
INDUSTRY NEWS

1.	Stripped of Preemption, Banks Expected to Roll Up Mortgage Units – American Banker
It took just one sentence in the 2,300-page financial reform law to end federal preemption for mortgage lenders that operate as subsidiaries of national banks.
2.	18 Companies That Consumers Absolutely Hate – Yahoo! Finance
Many major companies survive while routinely aggravating millions of customers. Some pay for advertising to hide their flaws. Others benefit from parity within their industry. Many of the worst succeed thanks to near-monopolies. Bank claim three spots on this consumer blacklist.
3.	BankUnited Profit Shrinks for Third Straight Quarter – South Florida Business Journal
BankUnited’s profit declined for the third consecutive quarter, but it is still the most profitable bank in South Florida. [TD Bank is mentioned.]
TD BANK NEWS
1.	Asset-Based Lending Looks Stable – Even Promising – When It Comes to Jobs By Myra Thomas August 17, 2010 – eFinancialCareers.com
In a nutshell, asset-based lending is secured credit, with the loan traditionally backed by inventory, accounts receivables, or company equipment. Even less tangible items can back the loan - such things as trademarks or intellectual property. And while many finance pros may not be aware of this side of commercial finance, asset-based lending is big business. According to the Commercial Finance Association, the industry’s trade association, ABL accounted for $480 billion in loans outstanding as of year-end 2009.
While the industry wasn’t completely immune to the downturn, it certainly did better than most. Plus, it now appears to be in growth mode. While most banks maintain ABL divisions, there are also stand-alone ABL firms and even asset-based lending hedge funds. The more established and bigger players include GE Capital, Bank of America, Wells Fargo, JPMorgan Chase and CIT.
Job opportunities are generally for skilled finance professionals. Barry Kastner, head of asset-based lending at TD Bank, notes that many of the leading individuals in the ABL world “happened” into their positions after working in a variety of banking or finance roles. “I think a lot of it is more opportunistic than anything,” he says.
Kastner admits that the industry hasn’t been very big on formalized training and recruiting programs for younger recruits. Generally, professionals might have a few years in a finance department in private industry, another role in banking, or at an accounting or consulting firm. From there, they would routinely move into a post at an asset-based lending firm or in an asset-based lending division at a big bank.
Where You’ll Start

The starting job is typically as a credit or collateral analyst, checking credit and collateral valuations. From the analyst position, Kastner says it’s usual to move to a field exam post, where you’ll “get a real taste” of the business by handling the due diligence process. This is where you’d undertake on-site reviews of a company’s financials and internal controls, as well as physical inspections of company operations. Field examiners are expected to walk the floors of a company plant, distribution center, or inventory space to get a better sense of business processes and establish asset valuations.
But field examiners better enjoy large amounts of travel. After getting sick of being on the road, Kastner says ABL professionals usually move back to the home office or branch for a job in new business generation (sales), underwriting, portfolio management or credit side. “The business development side is definitely starting to beef up,” he adds.
David Rains, president of Commercial Finance Consultants, an executive search firm based in Heath, Texas, believes that asset-based lending is growing in cache, as many in the banking community come to understand the industry’s stability in good times and bad. “We’re seeing many more banks opening ABL shops,” he says. Most are beefing up operations, including TD Bank, adds Kastner. While most banks are pulling back on traditional lending, the asset-based lending side is picking up the slack.
A Good Time to Jump
According to Jay Ferrari, managing partner at Ferrari Search Group in New York, this may be a good time to jump into the field. “The pendulum is shifting, and the market is certainly picking up,” he says. “Given the difficult economy, risk officer searches are big.”
But professionals looking to make the leap into asset-based lending need to make sure they have a strong finance background plus the personality and sales skills to deal with corporate clients. Ferrari observes the banks and independent ABL firms usually hire from the traditional lenders. The hedge fund players have routinely poached the highest-level ABL professionals to their business. But the best and brightest needn’t look to hedge funds just yet. The economic bust has put many out of business and others are in regroup mode.
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2.	What’s New on the Business Scene August 21, 2010 – The Poughkeepsie Journal (NY)
GOOD BUSINESS
Bank foundation donates money to Dutchess nonprofit — TD Bank Vice President Tom Curcio recently presented Rebuilding Together Dutchess County Executive Director Christina Boryk with a check for $5,000 from the TD Charitable Foundation. “We’re incredibly grateful for the support of TD Bank,” Boryk said in a prepared statement. “They are one of our most dedicated business partners and are committed to our mission to help low income families stay warm, safe and dry in their homes.” The grant will fund home renovation and repair projects this fall as part of the group’s annual Fall Rebuilding Day.
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3.	Trice Health Center Breaks Ground for 2-Story Building By Akilah Laster August 20, 2010 - South Florida Times
Officials and residents turned out on July 29 for the groundbreaking ceremony for the Jessie Trice Corporate & Community Health Complex.
The two-story office building will aim to provide better medical access and also spur economic redevelopment in a depressed part of Liberty City.
RERG Development, Ivory Construction, Max South, and architect, Derrick Smith were tapped to design and build the 22,000-square-foot office building with a 5,000-square-foot dental office, at 5600 NW 27th Ave., Miami.
The cost of the project was not disclosed. Funding is being provided by Miami-Dade County and TD Bank. Around 130 people will work onsite during the construction.
The health center, already a medical cornerstone for underserved communities since 1967, will establish its new flagship location with the opening of this building.
The site’s location near the Brownville Metro station, recent infrastructure improvement and the development of a nearby 400-unit apartment complex make it of particular interest to future businesses.
“This gives us the ability to efficiently and effectively serve the community,” said Paul Roberts, chairman of the center’s board. “Its central location gives us accessibility.”
Center officials said the selection of RERG Development for the project is essential to its successful completion.
Annie Neasman, president/CEO of the center, said officials were “very satisfied” with the team that RERG Development put together.
“They were in touch with the community and had a strong minority team. I thought it was important because 99 percent of our clients are minority. They really stuck with us throughout this process.”
David Wilson, president of RERG Development, said his company’s involvement in the project was two-fold.
“I think this is a very special project. The opportunity to serve as developer for the JTCHC is an honor to me because, when I was a child, I received treatment at a JTCHC facility,” Wilson said. “It has given me the opportunity to work with a solid team of local African American professionals, which I think speaks highly about JTCHC.”
The project also hits home for Wilson, Smith, and Willie Ivory of Ivory Construction, all of whom grew up in the community and attended the historical Miami Northwestern High School.
Smith was intrigued by the challenge of designing the building.

“It was an opportunity to do a project in the community from my childhood,” Smith said. “It was very enjoyable to work with David. He put together a successful team that was really able to work together, which is not always easy.”
Planning for the 27th Avenue project began in June of 2006 and construction is expected to be completed in 18 months.
Both the health center and RERG Development said they were hoping the project would spur more development in the area.
“During the most recent economic boom, inner city communities were overlooked,” said Wilson. “However, hopefully this will encourage other investors to take notice.”
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4.	Independent National Bank, Ocala, Florida, Closed By Regulators By Bill Zielinski August 20, 2010 – ProblemBankList.com
Independent National Bank, Ocala, Florida, was closed today by the Office of the Comptroller of the Currency which appointed the FDIC as receiver. The FDIC entered into a purchase and assumption agreement with CenterState Bank of Florida, N.A., Winter Haven, Florida, to assume all deposits and assets of failed Independent National.
Normal business hours will continue for customers of Independent National and all depositors will automatically become depositors of CenterState Bank with no interruption in FDIC insurance coverage.
Independent National had $156.2 million in assets and $141.9 million in deposits.
The FDIC and CenterState Bank entered into a loss-share transaction on $119.7 million of Independent National’s assets which will limit potential losses to CenterState Bank on the acquired assets of the failed bank. The FDIC’s position on loss-share agreements is that by keeping assets in the private sector, ultimate losses on the failed bank’s assets are minimized.
Independent National was the 112th banking failure of the year and the 22nd failure in Florida, which leads the nation in banking failures. The estimated cost to the FDIC Deposit Insurance Fund on the failure of Independent National is estimated at $23.2 million.
CenterState Bank of Florida N.A. is owned by publicly traded parent company CenterState Banks Inc, which also purchased today another unaffiliated failed bank, Community National Bank at Bartow, Bartow, Florida. In July, CenterState Banks Inc acquired Olde Cypress Community Bank, Clewiston, Florida, that failed on July 16, 2010.
CenterState Banks Inc also announced in early August that it would acquire all four branches of Mercantile Bank, a division of Carolina First Bank, the banking subsidiary of The South Financial Group. Last month the Federal Reserve gave approval to Toronto-Dominion Bank for the acquisition of South Financial, with the stipulation that TD Bank divest the Mercantile Bank branches.

CenterState Banks Inc is a regional multi bank holding company doing business through 38 branch offices in Florida. For the second quarter of 2010, CenterState reported a profit turnaround with net income of $904,000 or 3 cents per share compared to a loss of $732,000 or 9 cents a share for the previous year. Although already well capitalized, CenterState Banks also announced a $30 million public stock offering. Despite the return to profitability, CenterState Banks has seen its stock price decline since May in a general sell off of banking stocks.
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5.	Instant-Issue Debit Cards Go Flat By Minda Zetlin August 20, 2010 – FOXBusiness.com and CreditCard.com
Lost your debit card again? Your local branch can probably issue a new card on the spot, but beware, it looks and feels quite different.
Left your debit card in the ATM machine again? Instead of waiting for a replacement card to arrive via mail, many banks can now instantly issue you a new card at your local branch. But beware, these cards look and feel quite different from your standard piece of plastic.
You may be surprised that your new card’s appearance will be completely flat, like a hotel room key card. Gone are the traditional raised, embossed numbers.
A rapidly growing number of banks have invested in “instant issuance” technology that allows them to print new debit cards right at the branch in a process that takes only a minute or two. Opening a checking account? You can leave with a debit card already in your pocket. Card lost or demagnetized? Walk into the branch and walk out with a replacement.
Although it’s possible for banks to issue embossed cards instantly, “The machine is big,” notes Ron Zanotti, senior vice president of Dynamic Card Solutions, which provides instant-issuance technology. “Also, you have to start with pre-printed plastic cards. If a bank is selling several different types of cards, that can be a problem. With flat cards, it’s like a laser printer. You start with a blank piece of white plastic and print the whole card on demand.” The result, he says, is that the majority of banks offering instant issuance cards are opting for flat cards.
The fact that flat debit cards print on a blank sheet of plastic means they’re very adaptable to personalization. For banks that support personalized images on debit cards, a customer can upload an image to the Internet, then walk into the bank and have the card printed the same day.
5,000 branches and counting
How common are instant-issuance cards? “We just signed our 550th bank,” Zanotti says. “That represents about 5,000 bank branches nationwide.” He estimates about 6 percent to 7 percent of bank branches offer instant cards. These are mostly smaller and regional banks, though TD Bank, one of the nation’s 15 largest banks, offers them. And the number of banks offering instant issuance is growing quickly. “Banks are starting to get it that they have to improve their delivery methods to keep pace with the marketplace,” Zanotti says.

“Getting a client a new debit card was one of the biggest irritants in opening a new account because it would take 10 to 14 days,” says Jamie Sweeney, senior product manager for Pinnacle Financial Partners, based in Tennessee. The bank began offering instant issuance cards in March, after Sweeney saw them at a trade show and immediately wanted them. “Most customers have been delighted,” he says. One depositor who’d had his wallet stolen was especially pleased to find he could have an instant card. With all his cards gone, he would otherwise have had to use cash or a check for every purchase.
R.I.P. knuckle busters?
The growth of unembossed debit cards may finally mean retirement for the last remaining carbon copy credit card slide machines, popularly called “knuckle busters” or “zip-zaps.” Obviously, flat cards won’t work in them.
Good riddance, Zanotti says. “The major card brands want to see the knuckle busters gone. A paper ticket leaves a paper trail, which risks breaching cardholder security.” With a carbon copy, the customer’s name and entire card number are visible, along with the card’s expiration date. Many merchants write down its CVV (card verification value) number on the form as well. Anyone with access to that piece of paper — or a carbon copy carelessly disposed of by the user — would be able to use that card number fraudulently. In contrast, paper receipts generated by electronic card readers only show the card’s last four numbers.
Though he has yet to encounter a flat credit card, Jeff Mann, president of the National Flea Market Association, doesn’t anticipate a problem with them, even for his group’s members who often operate outdoor booths. “I don’t believe many of our people are using the knuckle busters,” he says. “Most have electronic card readers.” Those who don’t often write down card information and run it through a machine later on or refer customers to ATMs that are nearly always nearby. These days, he adds, wireless card swipe devices are very affordable and can even work on a smartphone. (Watch CreditCards.com’s video on how to accept credit card payments electronically.)
Merchant resistance is rare
“Visa has tested U.S. merchant and cardholder acceptance and has found minimal merchant acceptance issues,” notes Kathryn Kelly, senior business leader, Visa. Outside the United States, she says, flat credit cards have been widely used and accepted for years. “By and large, our customers haven’t had any problem using the flat cards,” Sweeney reports. “I only heard of one instance in which a client requested an embossed card because he’d had repeated trouble with the same merchant.”
Though instances of merchants rejecting flat credit cards are rare, it can occur, Zanotti says. If it happens to you, both he and Kelly advise contacting the bank or credit card company that issued the card with the name and location of the merchant.
Be patient, Zanotti adds. “Whenever something is different, people will question it. We’re changing a look that’s been in the marketplace for 34 years.”
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6.	Former Alpine Inn in Killington Up for Auction By Cristina Kumka August 23, 2010 - Rutland Herald (VT)

A Killington motel is in the hands of a bank and is being put up for public auction Sept. 17.
The former 92-room Alpine Inn at 83-85 Nanak Way just off Killington Road has been foreclosed and is currently owned by TD Bank, said Assistant Town Treasurer Lucrecia Wonsor.
The property, which changed from the Red Roof Inn to the Alpine Inn two years ago, was most recently owned by Nanak Hospitality, LLC but will be auctioned off next month.
Sunny Nagra, a representative of Nanak who argued against a town planning commission decision on the property in 2006, could not be reached Thursday.
Nagra’s listed work number, the Ramada Hotel in Brattleboro, wasn’t current — that property was also recently let go by Nanak, according to a hotel representative.
Current taxes on the former Alpine Inn of $34,257 are paid, Wonsor said.
Auctioneer Thomas Hirchak Company is advertising the property as a recently renovated hotel on more than five acres of land, valued at a little more than $3 million this year.
The commercial lodging facility comprises two, three-story buildings, each about 18,300 square feet, with 136 paved parking spaces, a conference room and breakfast bar, according to the auction house.
The property began as the Killington Center for the Arts, a school with two, 52-room dormitory buildings built by the Rome Family Corporation in 1999, according to Environmental Court documents from 2006.
Later, changes in Bernard Rome’s business caused the family to seek zoning approval to use the facility to house seasonal Killington Resort employees and contract with Green Mountain College.
In 2004, Nanak Hospitality purchased the property at a public sale.
An open house on the property is scheduled for noon to 3 p.m. Wednesday.
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INDUSTRY NEWS
1.	Stripped of Preemption, Banks Expected to Roll Up Mortgage Units By Kate Berry August 23, 2010 – American Banker
It took just one sentence in the 2,300-page financial reform law to end federal preemption for mortgage lenders that operate as subsidiaries of national banks.
Now, those banks have a choice. They can keep their mortgage subsidiaries as such, which would subject them to a patchwork of state consumer-protection laws. Alternatively, they can roll up their subsidiaries, retaining the federal preemption shield but losing the practical benefits of keeping the mortgage business in a stand-alone unit.

Industry lawyers expect most institutions to go the roll-up route, partly out of fear that sooner or later the states would try to force operating subsidiaries — and, potentially, their individual loan officers — to get state licenses. The burden of satisfying 50 state regulators would outweigh the cost in legal fees of restructuring.
“There is a whole business model that surrounded the bank operating subsidiary and cutting the costs of the enterprise by avoiding state licensing and state regulation,” said Clinton Rockwell, a partner in the BuckleySandler LLP law firm. “That was the big sales pitch for a lot of those entities, and basically that model is dead.”
The mortgage market is volatile, and banks like to be able to get in and out of it with ease. This is the main reason financial institutions like to keep their mortgage businesses in separate operating subsidiaries — with separate management teams, human resources departments and health plans, such outfits can stand on their own and thus are easier to sell.
In the seminal 2007 case Watters v. Wachovia, the Supreme Court ruled that the operating subsidiaries of national banks enjoyed the same preemption from state consumer protection laws as their parent institutions. Operating subsidiaries now enjoyed the best of both worlds — like federally chartered banks, they did not have to comply with the laws of 50 jurisdictions but were still easily sellable if their parents chose to do so.
Deborah Robertson of the McGlinchey Stafford PLLC law firm said many banks restructured their mortgage businesses as operating subsidiaries after the Watters decision. Now they may simply do the reverse.
“When Watters was decided, they all surrendered their state licenses, so the banks will look at this” — the Dodd-Frank Act’s removal of preemption for subsidiaries — “and change accordingly,” she said.
The Secure and Fair Enforcement for Mortgage Licensing Act of 2008 required loan officers working at national banks and their operating subsidiaries to register with the Nationwide Mortgage Licensing System, a database run by the states.
Each loan officer gets a unique identifier (so all loans can be tracked) and undergoes a criminal background check under the SAFE Act.
The law has additional, more rigorous requirements for originators working at nonbanks: They must not only register but also be licensed in the states where they do business.
To do so, they must pass national and state exams and take at least 20 hours of continuing education a year.
Though most states probably would maintain the existing requirement that banks’ operating subsidiaries only have to register with them, states have the authority to make operating subsidiaries meet the tougher licensing requirements, experts said.
That possibility could be the decisive factor in pushing national banks to restructure those entities.

“Right now, being a bank originator is a safe harbor,” said Jeffrey Naiman, a partner at BuckleySandler. “Operating as a 50-state licensed entity has always been very difficult, but post-SAFE Act, it is becoming even harder.”
Banks also are concerned that mortgage loan officers could ultimately face tougher standards when the job of umbrella enforcer for the SAFE Act is transferred from the Department of Housing and Urban Development to the planned Consumer Financial Protection Bureau in the Federal Reserve.
The CFPB may ultimately resolve the question of whether loan officers at bank subsidiaries need state licenses, said John Ryan, an executive vice president at the Conference of State Bank Supervisors.
“The line has already been drawn: Employees of federally regulated operating subsidiaries are registered; everybody else is licensed,” said Ryan. “It might create a conflict with the SAFE Act to say that operating subsidiaries would have to be licensed when now they just have to be registered. So they might have to call in the CFPB.”
Rockwell, the BuckleySandler partner, said that requiring licensing would completely change the way operating subsidiaries do business.
“The visitorial authority between the state regulators on the one hand and the banking regulators and the CFPB on the other is going to be difficult to coordinate and manage,” he said.
Some of the largest banking companies have big mortgage operating subsidiaries that previously were preempted, including JPMorgan Chase & Co.’s Chase Home Finance LLC in Iselin, N.J., and Citigroup Inc.’s CitiMortgage Inc. in O’Fallon, Mo.
At Bank of America Corp. and at Wells Fargo & Co., mortgage origination is a division of the national bank. But B of A’s home loan servicing business is an operating subsidiary, meaning it is now subject to state consumer protection laws (though SAFE Act licensing requirements do not apply to servicers).
And Wells Fargo Home Mortgage in Des Moines has more than 115 operating subsidiaries that are joint ventures with firms like home builders and real estate agents, according to the Office of the Comptroller of the Currency.
Tom Goyda, a spokesman for Wells, said it is still assessing the new law. “There will be a period ... when regulations are promulgated by new and existing regulators, so it’s difficult to predict the impact,” he said.
B of A commented: “We are evaluating the impact the new preemption rules would have on Bank of America’s lines of business.” JPMorgan Chase declined to comment.
Mark Rodgers, a spokesman for Citi, said: “The matter is under consideration, but it is too early to tell.”
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2.	18 Companies That Consumers Absolutely Hate

By Gus Lubin and Isabelle Schafer August 20, 2010 – Yahoo! Finance
Many major companies survive while routinely aggravating millions of customers. Some pay for advertising to hide their flaws. Others benefit from parity within their industry. Many of the worst succeed thanks to near-monopolies.
The American Customer Service Index rates hundreds of companies based on satisfaction surveys. Our selection of the 18 worst includes four airlines and four cable companies.
“These are not terribly competitive industries, as the switching barriers for most of them are quite high,” said David VanAmburg of ACSI. “In other industries, like the food or clothing sector, the competition is huge. They bend over backwards to make customers happy, because they have to.”
Big companies tend to fare worse than smaller ones, VanAmburg says. “When a company grows, there is a tendency to lose customer focus.”
And what companies are bigger than ever? Banks, which claim three spots on this consumer blacklist.
1.	AT&T Mobility Satisfaction Rating: 69/100

Common Complaints:
• Dropped calls — especially in New York City, San Francisco, and other major metropolitan areas
• Limited coverage — and that goes for AT&T (NYSE: T — News) and rival Verizon (NYSE: VZ - News)
• No choice for consumers who use iPhones
Analysis: AT&T has had problems ever since taking on the popular, data-heavy iPhone as an exclusive product. Recent efforts to improve service have paid off, however, increasing their satisfaction rating by 2 points this year.
Source: American Consumer Satisfaction Index
2.	DIRECTV Satisfaction Rating: 68/100

Common Complaints:
• Unexpected extra fees, including up to $480 to cancel service
• Multi-year contracts
• Spotty reception for local TV and certain channels
• Aggressive practices by contractors and telemarketers
Analysis: DIRECTV (NasdaqGS: DTV — News) saw its satisfaction rating fall by 3 points, partly because the company raised its rates in February 2010, while its competitors did not change prices. According to David VanAmburg, Managing Director of the ACSI, this is an example of a company that has partly lost its ability for excellent customer service because it grew.

Source: American Consumer Satisfaction Index

3.	Citibank Satisfaction Rating: 68/100

Common Complaints:
• High overdraft fees
• Other complaints associated with big banks
Analysis: Although Citigroup (NYSE: C — News) was tarnished by the government bailout in 2008, its satisfaction rating dropped by only one point, less than JPMorgan Chase (NYSE: JPM — News) and Bank of America (NYSE: BAC — News). But all of these bigger-than-ever banks are aggravating customers. People are particularly upset that bailed out banks aren’t lending. According to a correction of a New York Times article, Citibank has never charged for an overdraft fee on a one-time debit purchases.
Source: American Consumer Satisfaction Index and Daily Data Point
4.	JPMorgan Chase Satisfaction Rating: 68/100

Common Complaints:
• Absurdly high overdraft fees according to a Federal Court suit
• Other complaints associated with big banks
Analysis: JPMorgan Chase suffered from its rebranding, as the reorganization was slow and some branches took a long time to present the new brand. Customer satisfaction fell 5 points after JPMorgan Chase became larger, as the bank was perceived as more impersonal, according to ACSI.
Source: American Consumer Satisfaction Index
5.	Bank of America Satisfaction Rating: 67/100

Common Complaints:
• High overdraft fees
• Other complaints associated with big banks
Analysis: Bank of America lost consumer satisfaction in the midst of the acquisition of Merrill Lynch (NYSE: MER — News). The satisfaction rating tumbled 6 points as the now enormous financial services company was burdened with cost-cutting and layoffs in 2009. Recently, new regulations forbid banks to let the customer automatically overdraft their accounts and let them pay high overdraft fees to the bank.
And congratulations to the only big bank not making our list: Wells Fargo (NYSE: WFC - News).

Source: American Consumer Satisfaction Index
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3.	BankUnited Profit Shrinks for Third Straight Quarter By Brian Bandell August 20, 2010 – South Florida Business Journal
BankUnited’s profit declined for the third consecutive quarter, but it is still the most profitable bank in South Florida.
The Miami Lakes-based bank had net income of $54.1 million in the second quarter, according to its federal financial filing. That’s down from net income of $65.3 million in the first quarter, $75 million in the fourth quarter and $79.3 million in the third quarter.
Cumulatively, that represents a sterling 36 percent return on investment for the private equity firm that injected $875 million in capital into BankUnited in May 2009 to acquire the assets of the failed BankUnited FSB from the Federal Deposit Insurance Corp.
Several media outlets have reported that those private equity firms are working on a potential IPO to sell some of their shares and raise capital for BankUnited so it can expand. While no official IPO has been filed, the investors would have to wait until 18 months after the bank’s creation and give the FDIC some form of compensation.
A loss-sharing agreement with the FDIC covers 80 percent of the loan-related losses on the assets acquired from the failed bank.
With investors taking a look at how BankUnited would do as a public company, the second quarter results give good hints.
BankUnited’s net interest income improved to $96.7 million in the second quarter from $93 million in the first quarter. Its profit declined mostly because its non-interest income slipped to $65.3 million from $78.6 million.
Expenses related to bad loans also increased moderately, but remained relatively small compared to the size of the bank.
BankUnited had $11.26 billion in assets as of June 30, down from $11.46 billion on March 31. In mid-2009, the bank had $11.24 billion in assets.
Its loans followed the same pattern. The bank had $4.22 billion in loans on June 30, which was down from $4.43 billion on March 31, but up from $4.17 billion on June 30, 2009.
While the old BankUnited was mostly a residential real estate lender, the new bank is more diversified between commercial and residential. During the second quarter, it made $200 million in new loans, including $148 million in non-mortgage business loans, $30 million in residential mortgages and $19 million in commercial mortgages.
The bank’s noncurrent loans decreased to $1.09 billion, representing 25.83 percent of its total loans, on June 30, down from $1.17 billion, representing 26.33 percent, on March 31.

At the same time, its repossessed properties increased to $163.2 million from $149.8 million.
About three-quarters of its noncurrent loans were in the process of foreclosure at midyear.
Although those bad loan numbers look scary, the FDIC loss-sharing agreement protects BankUnited from most of the losses. Yet, the bank doesn’t collect interest when borrowers aren’t paying so it has an incentive to get bad loans off its books and use the recovered proceeds to make new loans.
BankUnited’s deposits headed in one direction over the past year: down. The bank had $7.59 billion in deposits on June 30, dropping from $7.8 billion on March 31 and $8.37 billion a year ago.
Investors might be concerned about the bank’s ability to retain depositors. Over the past year, BankUnited has changed many members of its management, both in the executive offices and overseeing its branch network.
The failed bank relied on deposits that paid high interest rates. Before it collapsed, the bank was advertising CD accounts that lasted as long as three years. BankUnited still had $5.55 billion in CDs and money market accounts at midyear — accounts where depositors generally want the highest rates possible. Long term, it’s more profitable for banks to shift depositors into accounts that pay little or no interest.
In terms of its ability to expand and make acquisitions, BankUnited’s $1.1 billion in Tier 1 capital would allow it to take on more than $7 billion in assets.
With a successful IPO and subsequent growth, BankUnited could become a regional player to rival SunTrust Bank, Regions Bank, TD Bank and Branch Banking & Trust Co.
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